UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-04829

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nabi Savings & Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office.

Nabi Biopharmaceuticals

12270 Wilkins Avenue

Rockville, MD 20852

Contents

Page
Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements:

Statements of net assets available for benefits as of December 31, 2011 and 2010	4

Statement of changes in net assets available for benefits for the year ended December 31, 2011	5

Notes to financial statements	6 – 13

Supplemental Schedule

Schedule H,	14 – 15
Line 4i – Schedule of assets (held at end of year)

Signature	16

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

Nabi Savings & Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Nabi Savings & Retirement Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman, LLP

Tysons, Virginia

June 28, 2012

Nabi Savings & Retirement Plan

Statements of Net Assets Available For Benefits

	December 31,
	2011	2010
Investments, at fair value	$10,178,374	$13,495,648

Receivables:
Employer contributions receivable	185,451	207,755
Notes receivable from participants	1,712	56,151

Total receivables	187,163	263,906

Net assets available for benefits at fair value	10,365,537	13,759,554
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,824)	(1,773)

Net assets available for benefits	$10,343,713	$13,757,781

See accompanying notes and report of independent registered public accounting firm.

Nabi Savings & Retirement Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income:
Interest and dividends	$29,761

Interest income on participant loans	1,999

Contributions:
Participant	408,420
Employer	185,451

Total additions	625,631

Deductions from net assets attributed to:
Net depreciation in fair value of investments	821,781
Benefit paid to participants (including rollover distributions)	3,217,418
Administrative expenses	500

Total deductions	4,039,699

Net decrease	(3,414,068)

Net assets available for benefits, beginning of year	13,757,781

Net assets available for benefits, end of year	$10,343,713

See accompanying notes and report of independent registered public accounting firm.

1. DESCRIPTION OF PLAN

The following description of the Nabi Savings & Retirement Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering all eligible employees of Nabi Biopharmaceuticals. The Plan was adopted on April 1, 1985. An eligible employee is eligible to participate in the Plan on the first day of the calendar quarter following the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Contributions to the Plan are made by participants, in the form of elective deferrals, and by Nabi Biopharmaceuticals. Each year, participants may elect to defer for contribution to the Plan up to 92% of their pre-tax annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 402(g). Participants may also request that eligible rollover distributions from other qualified retirement plans be transferred into the Plan and credited to individual accounts maintained for their benefit. With respect to the Plan year ended December 31, 2011, Nabi Biopharmaceuticals contributed to the Plan a company matching contribution equal to 100% of a participant’s elective deferral contributions up to 4% of the participant’s earnings, as defined by the Plan document. In addition, Nabi Biopharmaceuticals may make discretionary profit sharing contributions as determined by the Company among participants eligible to share in the contribution for the Plan year. There were no employer profit sharing contributions for 2011. Contributions are subject to certain regulatory limitations.

Investment Options

Upon enrollment in the Plan, a participant may direct the investment of the participant and employer contributions credited to his or her account into any of the Plan’s investment fund options. Participants may change their investment elections among these options on a daily basis. The Plan no longer allows active investments in Nabi Biopharmaceuticals common stock by participants but Nabi Biopharmaceuticals common stock continues to be part of the Plan’s investment portfolio.

Participant Accounts

Each participant’s account is credited with (a) the participant’s elective deferral contributions and rollover contributions, if any, (b) the participant’s share of employer contributions, and (c) investment gains (or losses) attributable to (a) and (b); and each such account is charged with an allocation of administrative expenses. Employer contributions and administrative costs are allocated among accounts based on participants’ respective account balances or contributions, in accordance with a formula set forth in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s account balance.

Vesting

Participants are 100% vested in their accounts.

Notes Receivable from Participants

Participants may borrow from their Plan accounts subject to a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances subject to certain reductions based upon prior loans. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by the participant’s account balance and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum distribution of their vested account balance or, in the case of a financial hardship, that portion of their vested account balance attributable to their elective deferral contributions (excluding, without limitation, earnings thereon) and necessary to meet the hardship.

Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Nabi Biopharmaceuticals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from participants’ loans is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan.

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the guaranteed investment contract as well as the adjustment to the fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Fees and expenses of the Plan for legal, accounting and other administrative services may be paid out of the Plan assets or, at Nabi Biopharmaceuticals’ discretion, directly by Nabi Biopharmaceuticals in whole or in part. During 2011, the Plan paid from its assets administrative fees totaling $500. The annual trustee fee and quarterly employer stock administration fees were paid directly by Nabi Biopharmaceuticals.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

3. FAIR VALUE MEASUREMENTS

The fair value of the Plan’s investment portfolio is generated using various valuation techniques under accounting guidance and is placed into the fair value hierarchy considering the following: (i) the highest priority is given to quoted prices in active markets for identical assets (Level 1); (ii) the next highest priority is given to quoted prices in markets that are not active and to inputs that are observable either directly or indirectly, including quoted prices for identical or similar assets in markets that are not active and other inputs that can be derived principally from, or corroborated by, observable market data, such as interest rates and yield curves (Level 2); and (iii) the lowest priority is given to unobservable inputs supported by little or no market activity and that reflect the assumptions about the exit price, including assumptions that market participants would use in pricing the asset (Level 3). An asset’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

A description of the valuation methodologies used for the Plan’s investments are as follows:

•

For valuations of Nabi Biopharmaceuticals common stock and money market funds, the Plan utilizes a market approach wherein the quoted price in the active market for identical assets is used. These investments are classified as Level 1 in the fair value hierarchy;

•

For valuations of pooled separate accounts, the Plan utilizes the closing net asset value (or unit value) of the units held by the Plan at year end based on information reported by ING. These investments are classified as Level 2 in the fair value hierarchy; and

•

For valuations of the guaranteed investment contract, the Plan utilizes inputs and formula provided by ING to determine the fair value, including the credited rate, account balance and any market value adjustments or surrender charges. Determining fair value may require significant judgment and the use of information that may not be observable to market participants. These investments are classified as Level 3 in the fair value hierarchy.

The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2011 and 2010:

		Fair Value Measurements at 12/31/2011 Using
Description	Assets Measured at Fair Value at 12/31/2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pooled separate accounts:
Global/International	$1,249,272	$—	1,249,272	$—
Small/Mid/Specialty	2,376,558	—	2,376,558	—
Large Cap Growth	2,213,237	—	2,213,237	—
Large Cap Value	1,227,683	—	1,227,683	—
Target Date	102,881		102,881
Bonds	1,644,881	—	1,644,881	—

Total pooled separate accounts	8,814,512	—	8,814,512	—
Nabi Biopharmaceuticals common stock	147,309	147,309	—	—
Money market fund	6,849	6,849	—	—
Guaranteed investment contract	1,209,704	—	—	1,209,704

	$10,178,374	$154,158	$8,814,512	$1,209,704

		Fair Value Measurements at 12/31/2010 Using
Description	Assets Measured at Fair Value at 12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pooled separate accounts:
Global/International	$2,120,928	$—	$2,120,928	$—
Small/Mid/Specialty	2,618,930	—	2,618,930	—
Large Cap Growth	3,406,595	—	3,406,595	—
Large Cap Value	1,464,905	—	1,464,905	—
Target Date	57,154		57,154
Bonds	1,651,258	—	1,651,258	—

Total pooled separate accounts	11,319,770	—	11,319,770	—
Nabi Biopharmaceuticals common stock	584,095	584,095	—	—
Money market fund	19,888	19,888	—	—
Guaranteed investment contract	1,571,895	—	—	1,571,895

	$13,495,648	$603,983	$11,319,770	$1,571,895

The following table illustrates the activity of Level 3 assets measured at fair value on a recurring basis from December 31, 2010 to December 31, 2011:

Guaranteed Investment Contract
Fair value at December 31, 2010	$1,571,895
Change in unrealized gains relating to instruments still held at the reporting date	20,051
Purchases from contributions and maturities	72,466
Sales and disbursements for benefits	(454,708)

Fair value at December 31, 2011	$1,209,704

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported as the adjustment from fair value to contract value for fully benefit-responsive investment contracts in the statements of net assets available for benefits.

Fair Value Estimated Using Net Assets Value per Share

	Fair Value Using Net Asset Value per Share
	Fair Value * at December 31, 2011	Fair Value * at December 31, 2010	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Global/International (1)	$1,249,272	$2,120,928	None	Immediate	None	None
Small/Mid/Specialty (2)	2,376,558	2,618,930	None	Immediate	None	None
Large Cap Growth (3)	2,213,237	3,406,595	None	Immediate	None	None
Large Cap Value (4)	1,227,683	1,464,905	None	Immediate	None	None
Target Date (5)	102,881	57,154	None	Immediate	None	None
Bonds (6)	1,644,881	1,651,258	None	Immediate	None	None

	$8,814,512	$11,319,770

*	The fair values of investments have been estimated using the net assets value of the investment.
(1)	Global/International funds invest primarily in common stocks of issuers in Europe and the Pacific Basin.
(2)	Small/Mid Speciality funds invest in common stocks of small or midsize U.S. companies or the common stocks of specialized U.S. companies.
(3)	Large Cap Growth funds invest in common stock of large size U.S. companies with the potential for growth.
(4)	Large Cap Value funds invest in common stocks and other equity securities of large size U.S. companies that pay or are expected to pay dividends.
(5)	Target Date funds invest in a combination of funds that invest in U.S. stocks, international stocks, U.S. bonds and other fixed-income investments using asset allocation strategies that benefit an individual expecting to retire around a specific retirement year.
(6)	Bonds funds invest in fixed-income securities.

4. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2011	2010
Janus Forty Fund Large Growth, 71,918 and 102.645 units, respectively	$2,213,237	$3,406,595
ING Fixed Account at contract value	1,187,880	1,570,122
Allianz NFJ Small Cap Fund, 63,311 and 157,594 units, respectively	1,227,683	1,464,904
ING PIMCO Total Return Intermediate Fund, 64,375 and 74,628 units, respectively	844,362	1,057,033
American Funds EuroPacific Foreign Fund, 42,434 and 58,993 units, respectively	675,844	1,027,121
Lazard Emerging Markets Fund, 28,019 and 64,481 units, respectively	573,428	1,093,807
ING Small Cap Opportunities Fund, 28,909 and 46,087 units, respectively	682,084	795,294
Allianz NFJ SmallCap Value Fund, 26,489 units	560,649	*
Loomis Sayles Multisector Bond Fund, 47,708 units	786,035	*

*	Investments did not represent 5% or more of the Plan’s net assets at the end of the year.

During 2011, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value as follows:

Pooled separate accounts	$465,866
Nabi Biopharmaceuticals common stock	355,915

$821,781

5. GUARANTEED INVESTMENT CONTRACT WITH ING

The Plan entered into a guaranteed investment contract, ING Fixed Income, with ING. ING maintains the contributions governed by this contract in a general account that is managed by ING. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. ING may impose restrictions on the ability to move Plan assets into or out of this investment option or among investment options in general under the contract. Under the guaranteed investment contract, ING is contractually obligated to repay to the Plan the principal and a specified interest rate.

As described in Note 2, the guaranteed investment contract is presented on the statement of net assets available for benefits, at fair value and then adjusted to contract value. Contract value, as reported by ING, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract determined in accordance with the foregoing at December 31, 2011 and

December 31, 2010 was $1,209,704 and $1,571,895, respectively. The guaranteed interest rate is based on a formula agreed upon with the issuer for the life of the contract as well as featuring two declared interest rates; a current rate, determined at least monthly, and a guaranteed minimum floor rate declared for a defined period, currently one calendar year. The average annual yield was 2.15%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is not probable.

	December 31, 2011	December 31, 2010
Average yields:
Based on actual earnings	2.15%	2.00%
Based on interest rate credited to participants	2.15%	2.00%

6. RELATED PARTY

Fees paid to ING or its affiliates by the Plan for custodial and recordkeeping services were $500 for 2011. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held 78,356, and 100,880 shares, respectively, of common stock of Nabi Biopharmaceuticals, the sponsoring employer, with an average unit cost basis of $4.12 and $4.30 per share, respectively. During the year ended December 31, 2011, the Plan recorded no dividend income for Nabi Biopharmaceuticals common stock.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, Nabi Biopharmaceuticals has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their account balances.

8. TAX STATUS

The underlying non-standardized prototype plan has received an opinion from the Internal Revenue Service (IRS), dated March 31, 2008, stating that the form of the prototype plan is qualified under Section 401 of the Internal Revenue Code (Code) and, therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2009-6, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

The Plan Sponsor has identified an inconsistency between the Plan’s terms and its operation during the plan year. The Plan Sponsor is in the process of determining the action, if any, appropriate under the Employee Plans Compliance Resolution System (EPCRS) created by the IRS to matters of this type. The Plan Sponsor believes the Plan has maintained its tax-exempt status and will take action under the EPCRS with respect for this matter, if necessary, to maintain the Plan’s tax-qualified status.

9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rates, overall market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Supplemental Schedule

Nabi Savings and Retirement Plan

EIN 59-1212264 Plan No.: 001

Schedule H,

December 31, 2011

Line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue		Description of Investment	Cost	Current Value
ING Life Insurance and Annuity Company	*	American Funds EuroPacific Foreign Fund 42,434 units	**	$675,844
ING Life Insurance and Annuity Company	*	Lazard Emerging Market Fund 28,019 units	**	573,428
ING Life Insurance and Annuity Company	*	ING Global Resources Foreign Fund 21,040 units	**	392,304
ING Life Insurance and Annuity Company	*	CRM MidCap Value Fund 2,210 units	**	37,566
ING Life Insurance and Annuity Company	*	ING Real Estate Fund 4,777 units	**	147,587
ING Life Insurance and Annuity Company	*	ING MidCap Opportunity Fund 18,259 units	**	401,022
ING Life Insurance and Annuity Company	*	ING Sml Company Portfolio SmallCap 3,895 units	**	83,017
ING Life Insurance and Annuity Company	*	ING SmallCap Opportunity Fund 28.909 units	**	682,084
ING Life Insurance and Annuity Company	*	Allianz NFJ Small Cap Value Fund 26,489 units	**	560,649
ING Life Insurance and Annuity Company	*	ING Value Choice Large Value Fund 6,467 units	**	72,329
ING Life Insurance and Annuity Company	*	Janus Forty Large Growth Fund 71,918 units	**	2,213,237
ING Life Insurance and Annuity Company	*	Allianz NFJ Small Cap Fund 63,311 units	**	1,227,683
ING Life Insurance and Annuity Company	*	ING Solution 2015 Target Date Fund 3,542 units	**	56,559
ING Life Insurance and Annuity Company	*	ING Solutions 2025 Target Date Fund 300 units	**	5,148
ING Life Insurance and Annuity Company	*	ING Solutions 2035 Target Date Fund 144 units	**	2,556
ING Life Insurance and Annuity Company	*	ING Solutions 2045 Target Date Fund 530 units	**	9,672
ING Life Insurance and Annuity Company	*	ING Solutions Income Fund 2,028 units	**	28,946
ING Life Insurance and Annuity Company	*	ING PIMCO Total Return Intermediate Fund 64,375 units	**	844,362
ING Life Insurance and Annuity Company	*	Loomis Sayles Multisector Bond Fund 47,708 units	**	786,035
ING Life Insurance and Annuity Company	*	Pioneer High Yield Fund 384 units	**	7,308
ING Life Insurance and Annuity Company	*	Templeton Global Bond Fund 762 units	**	7,176
ING Fixed Account at contract value	*	ING Fixed Account at contract value	**	1,187,880
Nabi Biopharmaceuticals	*	78,356 Common Stock, par value $.10 per share	**	147,309
ING Life Insurance and Annuity Company	*	Money Market Fund	**	6,849
Participant Loans ***	*	Participant loan, interest rate at 10.00%	—	1,712

Total assets held for investment purposes				$10,158,262

*	Represents a party-in-interest
**	Historical cost not required to be presented as investments are participant directed
***	The accompanying financial statements classify participant loans as notes receivable from participants.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NABI SAVINGS & RETIREMENT PLAN

Date: June 28, 2012	By:	Nabi Biopharmaceuticals, Plan Administrator

	By:	/s/ Raafat E.F. Fahim
Raafat E.F. Fahim, Ph.D.
President and Chief Executive Officer and acting Chief Financial Officer